Vizsla Resources Announces Strengthening of Senior Management Team and Board

(VZLA-TSX-V)

VANCOUVER, BC, Jan. 28, 2021 /CNW/ - Vizsla Resources Corp. (TSXV: VZLA) (OTCQB:

VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company) is pleased to announce the promotion of Charles Funk to the role of Technical Director and Martin Dupuis to Vice President of Technical Services and the appointment of Hernando Rueda as Vizsla's Country Manager.

Promotion of Charles Funk to Technical Director

Mr. Funk will be transitioning from Vice President of Exploration to Technical Director and as such will join Vizsla's Board of Directors. Mr. Funk has been instrumental in leading the Company's exploration success, building Vizsla's exploration team, setting high health and safety standards, and is an integral part of communicating complex exploration ideas to the capital markets.

Mr. Funk is the CEO of Heliostar Metals and has previously worked as a geologist and geophysicist for Evirm Resources, Newcrest Mining and Oxiana/OZ Minerals with a focus on business development and early stage exploration in North and South America, Australia and South-East Asia.

Promotion of Martin Dupuis as Vice President of Technical Services

In addition, Mr. Dupuis will be promoted to Vice President of Technical Services, where he will continue to oversee the resource definition of the Panuco-Copala project in Mexico ("Panuco"). Since his arrival to Vizsla, Mr. Dupuis has been instrumental in the oversight and delivery of the Company's recent technical developments and is leading the transition to a resource drilling focus at Panuco.

Mr. Dupuis has over 25 years of mine geology and exploration experience primarily in precious metals, including 10 years in Latin America. Prior to joining Vizsla, Mr. Dupuis was the Director of Geology with Pan American Silver, Technical Services Manager with Aurico Gold, and Chief Geologist at several other operations.

Appointment of Hernando Rueda as Country Manager

Finally, the Company has appointed Mr. Hernando Rueda as Country Manager. Mr. Rueda was previously with Capstone Mining, where he acted as Regional Exploration Manager in Mexico. Prior to Capstone, he held several senior management roles with Agnico Eagle Mines in Mexico, including Project Evaluation Manager and Exploration Manager for all operations in country. Throughout his career, Mr. Rueda has overseen numerous significant gold and silver operations in Mexico and has an in depth understanding of the technical and managerial requirements to advance Vizsla's exploration program. Mr. Rueda is a Qualified Person as defined in the Canadian National Instrument 43-101. He has a PhD in Geology with a focus in Geochemistry and Hydrothermal Systems and has followed managerial courses at the Harvard Business School.

The Company is pleased to welcome Mr. Rueda to Vizsla and looks forward to his leadership on site. His exceptional depth of experience in managing gold and silver projects in Mexico will be invaluable as the Company advances through the exploration program at Panuco.

Michael Konnert, President and CEO commented: "The Company is very pleased that Charles has moved to a more senior role where his focus will remain the exploration strategy of Vizsla. In addition, I would like to welcome Mr. Rueda to the Company and congratulate Mr. Dupuis on his new appointment. These new roles help build Vizsla's leadership team as we continue to aggressively advance the Panuco district from early stage discovery to our goal of becoming a silver producer."

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling activities; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Resources Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert,

President and Chief Executive Officer, Tel: (604) 364-2215, Email: michael@vizslaresources.com

CO: Vizsla Resources Corp.

CNW 09:00e 28-JAN-21